UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 8, 2019

ANTERO MIDSTREAM GP LP

(Exact name of registrant as specified in its charter)

Delaware	001-38075	61-1748605
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1615 Wynkoop Street

Denver, Colorado 80202

(Address of principal executive office) (Zip Code)

(303) 357-7310

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 5.07                   Submission of Matters to a Vote of Security Holders.

A special meeting (the “AMGP Special Meeting”) of holders of common shares (“AMGP Shareholders”) of Antero Midstream GP LP (“AMGP”) was held on March 8, 2019 at 9:00 AM, local time, at 1615 Wynkoop Street, Denver, Colorado 80202, to consider and vote on proposals to approve (i) the conversion of AMGP from a limited partnership to a corporation under the laws of the State of Delaware, to be named Antero Midstream Corporation (“New AM”), including a certificate of conversion and a certificate of incorporation (the “Conversion Proposal”), (ii) the Simplification Agreement, dated as of October 9, 2018, by and among AMGP, Antero Midstream Partners LP, a Delaware limited partnership (“Antero Midstream”), and certain of their affiliates, as may be amended from time to time (the “Simplification Agreement”), the merger of an indirect, wholly owned subsidiary of New AM with and into Antero Midstream (the “Merger”), with Antero Midstream surviving such Merger as an indirect, wholly owned subsidiary of New AM and the other transactions contemplated in the Simplification Agreement, including the exchange of the Series B Units (the “Series B Units”) representing limited liability company interests of Antero IDR Holdings LLC, a partially owned subsidiary of AMGP and the holder of all of Antero Midstream’s incentive distribution rights, for approximately 17.35 million shares of common stock of New AM (the “AMGP Transaction Proposal”), (iii) the adoption of a New AM omnibus equity incentive plan (the “LTIP Proposal”) and (iv) the issuance of common stock of New AM to unitholders of Antero Midstream and holders of the Series B Units pursuant to the Simplification Agreement (the “Issuance Proposal”). The proposals are described in detail in the joint proxy statement/prospectus included in New AM’s registration statement on Form S-4 (Registration No. 333-228156), which became effective on January 31, 2019.

The Simplification Agreement set forth the votes required for the approval of each of the proposals described above. Approval of the Conversion Proposal required the affirmative vote of holders of a majority of the outstanding AMGP common shares. Approval of the AMGP Transaction Proposal required the affirmative vote of holders of a majority of the outstanding AMGP common shares held by the AMGP Shareholders other than AMGP’s general partner and its affiliates (the “Disinterested AMGP Shareholders”). Approval of both the LTIP Proposal and the Issuance Proposal required the affirmative vote of holders of a majority of the AMGP common shares voted on such proposals at the AMGP Special Meeting.

As of the close of business on January 11, 2019, the record date for the AMGP Special Meeting, there were a total of 186,235,845 AMGP common shares outstanding, all of which were entitled to vote at the AMGP Special Meeting except, for purposes of the AMGP Transaction Proposal, there were a total of 77,956,216 AMGP common shares held by Disinterested AMGP Shareholders, all of which were entitled to vote on such proposal. At the AMGP Special Meeting, holders of 171,298,221 AMGP common shares were present or represented by proxy, constituting a quorum. A summary of the voting results for the proposals is set forth below:

Proposal 1: Conversion Proposal

AMGP Shareholders approved the Conversion Proposal. The following are the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
170,693,261	523,209	80,751	1,000

Proposal 2: AMGP Transaction Proposal

Disinterested AMGP Shareholders approved the AMGP Transaction Proposal. The following are the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
62,415,516	521,408	80,668	1,000

Proposal 3: LTIP Proposal

AMGP Shareholders approved the LTIP Proposal. The following are the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
170,348,340	870,137	79,744	0

Proposal 4: Issuance Proposal

AMGP Shareholders approved the Issuance Proposal. The following are the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
170,691,959	523,284	81,977	1,001

Item 8.01                   Other Events.

On March 11, 2019, AMGP and Antero Midstream issued a joint press release announcing (i) the results of the AMGP Special Meeting, (ii) the results of the special meeting of holders of common units of Antero Midstream, (iii) the proration results for the merger consideration to be received by the holders of Antero Midstream common units pursuant to the Merger and (iv) the expected closing date. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01                   Financial Statements and Exhibits.

(a)   Exhibits

Exhibit Number	Description
99.1	Antero Midstream GP LP and Antero Midstream Partners LP press release, dated March 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTERO MIDSTREAM GP LP

	By:	AMGP GP LLC,
its general partner

Date: March 11, 2019	By:	/s/ Glen C. Warren, Jr.
	Name:	Glen C. Warren, Jr.
	Title:	President and Secretary